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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                   For the month of March 16 ,          1999
                                    -------------------

                       Dransfield China Paper Corporation
             ------------------------------------------------------
                               (Registrant's name)


               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China
                    ----------------------------------------
                    (Address of principal executive offices)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F  X          Form 40-F
                                 ----                  ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                    No  X
                            ----                  ----

         [If "Yes" is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b):82-         ]
                                                       ---------


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         The following sets forth a press release issued on March 16, 1999, by
Dransfield China Paper Corporation.


                                      For more information
                                      Strategic Financial Relations Limited
                                      Richard Tsang /Anita Cheung/Joyce Lam
                                      Tel: 852 2527 0490   Fax: 852 2804 2789


                  DRANSFIELD CHINA PAPER CORPORATION ANNOUNCES
                        COMMENCEMENT OF COOPERATION WITH
                       JIANGMEN SUGARCANE CHEMICAL FACTORY

         (Hong Kong, March 16, 1999) -- Hong Kong-based Dransfield China Paper Corporation (NASDAQ: DCPCF) ("Dransfield") today announced that its venture with Jiangmen Sugarcane Chemical Factory (Group) Corporation Ltd. ("Jiangmen Sugarcane"), started operations.

         Dransfield is working with Jiangmen Sugarcane, an A-share listed company in Shenzhen, PRC, to manufacture quality tissue paper and de-inked pulp at Jiangmen Sugarcane's paper mill in the PRC. Dransfield is providing the raw materials and its technical know-how in the manufacture of these products. Production capacity has already reached 5 tonnes per day.

          Commenting on the announcement, Horace Yao, Chairman & CEO of Dransfield, said, "Our cooperation with Jiangmen Sugarcane has started smoothly. Because of this cooperation with Jiangmen Sugarcane and the use of its facilities, we are able to meet our short-term raw materials requirements without having to rely totally on imported products. At the same time, the import duties have been reduced with the importing of waste paper instead of jumbo paper rolls. The resulting tissue paper and de-inked pulp produced under the Dransfield brandname will be of top quality, reinforcing our excellent reputation in the industry while increasing our market share. This venture with the Jiangmen Paper Mill demonstrates Dransfield's ability and expertise in the paper mill industry."

         "By speeding up the production of tissue paper, using jumbo rolls produced by Jiangmen Paper Mill, we have eliminated the need for fund raising to ensure the completion and construction of our new plants. This cooperation also ensures our short-term supply of tissue paper for our two converting facilities in the PRC. Finally, this joint venture enables us to test the feasibility of recycled pulp in the market while generating income ahead of the completion of recycled pulp facilities at our two paper mills under construction." Mr. Yao continued.

         Dransfield's Paper Mill No. 1 in Guangdong Province has completed the construction of its converting facilities in Conghua. Its converting facility in Paper Mill No. 2 in Jiangyin Huaxi, Jiangsu Province, is expected to complete its facility set-up in March 1999.


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         "The consumption of tissue paper products in China has grown rapidly in the last few years," Mr. Yao said "We believe the cooperation with Jiangmen Sugarcane will allow us to be more competitive and cost-effective while fully exploring the potential of the PRC market."

         The Jiangmen Sugarcane Chemical Factory (Group) Corporation Ltd. was founded in 1992 and has been listed on the Shenzhen Stock Exchange since 1994. It is the first A-share listed Sugar and Paper Company in the PRC and has strong experience in the sugar and paper industry. It has 14 plants, mills and subsidiary companies, manufacturing products ranging from over 20 different kinds of sugar to pulp board, paper, yeast, alcohol, raw pharmaceuticals and steel materials among others.

           Dransfield China Paper Corporation is a Nasdaq-listed, Hong Kong-based company primarily engaged in the brokering and distribution of a variety of paper products in China and Hong Kong. Expanding into a major force in the PRC paper products industry, the Company has recently embarked on a significant growth program that includes the construction of four strategically located pulp and paper mills in the PRC. Upon completion, the Company will be a full vertically-integrated paper company, engaged in the production and sale of recycled pulp, the production and sale of jumbo paper rolls, the conversion of jumbo paper rolls into tissue paper products, and the distribution of tissue paper products under the Company's own brand name.





                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DRANSFIELD CHINA PAPER CORPORATION



                                      By: /s/ Thomas J. Kenan
                                          --------------------------------------
                                          Thomas J. Kenan, Director


Date:  March 16, 1999


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